KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS AND NINE MONTHS ENDED

SEPTEMBER 30, 2026

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS:

• Operating expenses before foreign exchange and non-cash share-based expense declined for a third consecutive quarter, from approximately $1,096,000 in the first quarter to $1,011,380 in the second quarter and $954,240 in the third quarter of 2026, which is 8% below the third quarter of 2025 and demonstrates that the cost management measures implemented by management are taking effect.

• Third quarter revenue was $1,756,751 and nine-month revenue was $5,751,306, reflecting the industry-wide reduction in North American tank car deliveries, which industry forecasts expect to decline by more than 35% in 2026 before gradually recovering in 2027 and 2028. The Company has preserved the engineering and production capability required to support that recovery.

• Gross profit was $531,995 (30% of revenues) for the quarter and $1,909,624 (33% of revenues) for the nine months, demonstrating the Company's ability to sustain a one-third gross margin for the nine-month period on lower volumes against a substantially fixed cost base.

• During the third quarter, the Company announced that it had received full production approval from the Association of American Railroads ("AAR") for its new 2" angle valve (K2AV), which successfully completed the required AAR field service trial and is approved for commercial manufacturing and sales across North America. The K2AV completes the Kelso Pressure Car Kit and management believes the approval should positively impact the Company's revenue beginning in fiscal 2027.

• Accounting, audit and legal fees declined 61% to $67,992 in the quarter from $174,651 in the third quarter of 2025, and 24% to $328,283 for the nine months, following completion of the elevated FY2025 audit and disclosure cycle. Research, travel and marketing expenses were also lower than in the third quarter of 2025.

• The Company maintained a sound financial position at September 30, 2026, with total assets of $5,102,680, shareholders' equity of $3,569,211, working capital of $1,536,394 (a working capital ratio of 2.0 to 1), accounts receivable of $698,399, inventory of $2,197,847 and no term debt.

• The Company continued to make disciplined use of its $1,000,000 revolving credit facility, with $500,000 drawn and $500,000 available at September 30, 2026 - funding working capital through the cyclical downturn while preserving liquidity.

• The wind-down of the KIQ X discontinued operations has delivered a positive result: discontinued operations contributed income of $11,365 in the quarter and $11,333 for the nine months, compared to a loss of $95,493 in the comparative period, with the sublease of the West Kelowna facility offsetting the remaining lease obligation, which expires in January 2027.

• The capital structure is clean, with 56,100,085 common shares outstanding, 4,500,000 stock options outstanding, 203,329 restricted share units outstanding and no warrants outstanding. Stock options and restricted share units together represent 8.4% of the common shares outstanding, within the 20% limit under the Company's Omnibus Equity Incentive Plan. During the second quarter the Company settled an $80,000 obligation through the issuance of 800,000 common shares upon the vesting of restricted share units, conserving cash while aligning compensation with shareholders.

• The senior leadership transition completed in April 2026 - Jesse Crews as Chief Executive Officer, supported by continuing Chief Operating Officer Amanda Smith and Chief Financial Officer Sameer Uplenchwar, with Mark Temen as Lead Director - is fully in place, and the Company's strategic direction remains unchanged.

• The primary focus for the remainder of FY2026 is the continuation of disciplined cost management and the commercial launch of the new Angle Valve, building on the cost reductions achieved to date and positioning the Company for the projected recovery in new tank car builds commencing in 2027 and 2028.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the three and nine months ended September 30, 2026. This MD&A should be read in conjunction with (i) the Company's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026 and the related notes thereto, and (ii) the Company's audited consolidated financial statements for the year ended December 31, 2025, the related notes thereto, and the corresponding annual MD&A.

The unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026 referred to in this MD&A have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee on November 2, 2026 and the Board of Directors on November 5, 2026.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

NON-IFRS FINANCIAL MEASURES

In addition to the results reported in accordance with IFRS Accounting Standards, the Company uses one non-IFRS financial measure known as "Adjusted EBITDA". Adjusted EBITDA is not recognized under IFRS Accounting Standards as a supplemental indicator of the Company's operating performance and financial position. This non-IFRS financial measure is provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following discussion explains the Company's use of "Adjusted EBITDA".

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses and gains, non-cash share-based expenses (Black-Scholes and Monte Carlo option pricing models) gain on revaluation of derivative warrant liability, and write-off of inventory assets. Adjusted EBITDA is not an earnings measure recognized by IFRS Accounting Standards and does not have a standardized meaning prescribed by IFRS Accounting Standards. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is the only non-GAAP figure disclosed in this management discussion (See page 6 for reconciliation).

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining  AAR approvals for the additional  products under field service trial to better grow the Company's financial performance; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; being on course for new value creation; the commercialization of Kelso's new products; future demand for the Kelso Pressure Car Kit (KPCK); the impact of AAR approval of the new 2" angle valve (K2AV) on the Company's revenue and the expected timing of such impact, including the expectation that the approval will positively impact revenue beginning in fiscal 2027; the Company's expected share of the pressure car market following such approval; the expected timing of commercial deliveries of the K2AV; the expectation that the Bottom Outlet Valve will receive final AAR approval in 2026, subject to a satisfactory teardown; remediation efforts to address the material weaknesses; and growing equity value from financial performance generated from a wider range of new proprietary products.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control (including tariffs, slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition); the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected; that the Company's new rail products, including the K2AV and the Bottom Outlet Valve, may not receive or maintain regulatory certification or achieve commercial acceptance; that revenue from the K2AV may be lower than, or may arise later than, expected; that the Company may not capture the anticipated share of the pressure car market; that commercial deliveries of the K2AV may be delayed; and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the "Risks and Uncertainties" section of this MD&A (Page 19). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR+ at www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

November 5, 2026

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 & 2025

Three Months Ended September 30	2026	2025
Revenues	$1,756,751	$2,808,144
Gross Profit	$531,995	$1,166,259
Gross profit margin	30%	42%
Expenses including non-cash items	$993,609	$1,012,730
Net income (loss)	($454,901)	$182,851
Basic/Diluted earnings (loss) per share - continuing ops	($0.01)	$0.00
Basic/Diluted earnings (loss) per share - discontinued ops	$0.00	($0.00)
Adjusted EBITDA (loss) *	($411,351)	$218,880

Nine Months Ended September 30	2026	2025
Revenues	$5,751,306	$8,609,426
Gross Profit	$1,909,624	$3,651,459
Gross profit margin	33%	42%
Expenses including non-cash items	$3,125,268	$2,932,689
Net income (loss)	($1,212,859)	$667,313
Basic/Diluted earnings (loss) per share - continuing ops	($0.02)	$0.01
Basic/Diluted earnings (loss) per share - discontinued ops	$0.00	($0.00)

Liquidity and Capital Resources	Sept 30, 2026	Dec 31, 2025
Working capital	$1,536,394	$2,541,625
Cash	$81,974	$399,375
Accounts receivable	$698,399	$632,568
Net Equity	$3,569,211	$4,676,425
Total assets	$5,102,680	$5,469,476
Weighted Average Number of Common shares outstanding	55,700,085	55,183,419

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Three Months Ended September 30	2026	2025
Net Income (Loss)	($454,901)	$182,851
Unrealized foreign exchange loss (gain)	$13,724	($25,978)
Income tax expense (recovery)	$5,000	($9,590)
Amortization and other non-cash expense	$2,451	$67,329
Interest Expense	$8,095	$0
Share-based expense	$25,645	$0
Loss (income) from discontinued operations	($11,365)	$4,268
Adjusted EBITDA (loss) *	($411,351)	$218,880

(*) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the three months ended September 30, 2026 and 2025

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

CORPORATE OVERVIEW

Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company has earned a reputation as a reliable manufacturer of high-quality tank car equipment used in the handling, containment, and transport of hazardous and non-hazardous commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purposes and pressure tank cars. Additionally, other products include vacuum relief valves, angle valves and a proprietary one-bolt manway. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of hazardous and non-hazardous materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares ("Shares") from the NYSE American, which occurred on March 26, 2024. The Shares continue to trade on the TSX.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ Industries Inc. (ceased), Kel-Flo Industries Inc. (ceased), KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. (ceased).

Kelso Technologies (USA) Inc (Kelso Rail)

Kelso is a leading developer and supplier of a wide range of rail tank car valves and equipment designed primarily for use in the hazardous and non-hazardous commodities via rail. The Company's valves help shippers safely deliver hazardous and non-hazardous commodities wherever they need to go in North America. Customer-driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps rail products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption as it relates to rail-specific products. Management monitors industry trends and regulated technology requirements, as well as select consideration of potential R&D projects that could benefit the Company's future revenue streams.

The Company currently offers a wide range of proprietary valves and other specialty equipment for tank cars and tank trailers. In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force Pressure Relief Valves during the surge in crude-by-rail ("CBR") shipments from 2012 to 2015.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

The Company's products offer strong economic value for all tank car stakeholders. This value includes reliable high-quality equipment, industry-leading warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  Pressure Relief Valves
  Vacuum Relief Valves
  Bottom Outlet Valves (under AAR field service trial)
  Pressure Car Pressure Relief Valves
  Pressure Car Angle Valves (K2AV - full AAR approval received September 2026; completes the Kelso Pressure Car Kit)
  DOT 407 PRV/VRV for truck tankers (new market)
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Potential Tariff Impact

The rail industry faces risks from potential US tariff actions. These tariffs could drastically increase the cost of imported materials and components, which many companies in the sector rely upon for their manufacturing processes. The increased costs could lead to higher prices for end products, reduced profit margins, and potential disruptions in supply chains.

Kelso believes it is uniquely positioned to mitigate certain of these risks as our valves production takes place in Bonham, Texas. This ensures that all manufacturing processes are under domestic control and not subject to the uncertainties of international trade policies. Moreover, Kelso utilizes US suppliers for its raw materials and components, further insulating the Company from potential US tariff impacts. This strategic approach not only secures a stable supply chain but also enhances the quality and reliability of Kelso's products, providing a significant competitive advantage in a volatile market. Kelso believes that its commitment to domestic production in the US and local sourcing places the Company in a favorable position to navigate the tariff challenges effectively.

Rail Tank Car Market Indicators

The tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research Associates) new tank car deliveries is expected to decline by more than 35% to 6,387 in 2026 down from 9,927 in 2025 before increasing back up to 7,850 in 2027 and 10,700 in 2028. The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide financial growth opportunities. The Company's focus on core design objectives are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.
  To build reliable equipment domestically, featuring high-quality U.S. milled or cast parts.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)
  To ensure that customers benefit with more profitable in-service time for tank cars.

The Company's working capital was $1,536,394 as at September 30, 2026 which includes $2,197,847 in inventories required for timely customers' deliveries. Capital resources generated from rail operations are anticipated to sustain the Company's capacity to continue its business activities for the foreseeable future.

On September 14, 2026, the Company announced that it had received full production approval from the AAR for its new 2" angle valve (K2AV), which successfully completed the required AAR field service trial and is approved for commercial manufacturing and sales across North America. Management believes the approval should positively impact the Company's revenue beginning in fiscal 2027, and commercial deliveries are expected to commence soon.

The K2AV is available in two configurations - a single-piece fabricated stainless steel design and a U.S.-sourced investment casting - and incorporates no wetted or outlet O-rings requiring replacement, a self-draining and self-cleaning seat, low operating torque, an adjustable packing gland and full serviceability. All K2AV units are manufactured in the United States with AAR-standard mounting, ensuring interchangeability with other 2" angle valves.

The K2AV completes the Kelso Pressure Car Kit (KPCK), which now offers customers a one-stop solution that includes a pressure relief valve, excess flow check valve, thermometer well, needle sampling valve, magnetic gauging device and three K2AV units per tank car. With approximately 80,000 pressure tank cars currently in service, future demand for the KPCK is expected to be sustained by new car production, re-qualifications, and fleet maintenance and repairs. Kelso plans to further strengthen the portfolio of tank car products with the active field service trials in progress for the standard profile ceramic ball bottom outlet valve.

Over the years the Company has established direct relationships with HAZMAT shippers. These interested stakeholders helped design the proprietary Angle Valve for the pressure car market and our Bottom Outlet Valve, featuring unique ceramic technology advantages.

Due to a multitude of factors, the tank car market has shown a renewed focus on repurposing and modifying existing tank car fleets. This has presented Kelso with an opportunity to grow its revenues in the repair, retrofit and requalification space due to manufacturing efficiencies, a reliable supply chain, domestic sourcing initiatives and proven quality and delivery from the facility.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response with off-road capabilities regardless of the climate or the severity of the terrain.

The 2024 year-end review of the KXI project, conducted in accordance with accounting standards, has provided valuable insights into its current status and potential future pathways.  It was determined that KXI would not generate commercial revenue in the near future and the expenses for both facility and staff have been accordingly reduced. This review highlighted some key challenges in securing funding for continued development, leading to an adjustment in the project's carrying value.

As a result of this review, the capitalized research and development (R&D) was adjusted to a nominal $1 and the prototype costs were also lowered to $1.  KXI HD research and development operations were located in a facility in West Kelowna, British Columbia, Canada.

This adjustment represents a responsible and forward-looking approach, positioning us to capitalize on future opportunities and maximize the potential of the KXI project.

PRODUCTION FACILITIES

Kelso currently owns and operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for rail and other industries. The Company has been granted the required certifications including an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification from the Association of American Railroads.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods. The Company will issue news releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward-looking revenue projections to the public. Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers, and the cyclical conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the period ended September 30, 2026 continue to represent the business development activities of a light industrial engineering and production organization. The Company aims to enhance its brand reputation and launch new products and services by researching, developing, and marketing a diverse range of American-made valves and related technologies. The current macroeconomic environment of tariff uncertainty, inflation, high interest rates, and supply chain problems have significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry. Sales for the three months ended September 30, 2026 were down 37% compared to the third quarter of 2025 (nine months ended September 30, 2026: down 33% compared to the same period of 2025), while gross margins were 30% for the quarter compared to 42% for the same period last year (nine-month gross margin of 33% compared to 42%), primarily driven by reduced customer order volume against a substantially fixed cost base. The rail business activities remain unpredictable as the low production rates of the rail tank car producers continue to challenge the Company's operations. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the three and nine months ended September 30, 2026 reflect Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions. Considering the macro outlook of new tank car builds in FY2026, financial results reflected the revenues and related operational costs of marketing, producing and distributing the Company's rail equipment as well as key investments in new product development and production capability of a more diverse product mix in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in production capabilities (including equipment, lease costs, training and qualifying human resources); rail and transportation regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and transportation products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

For the three months ended September 30, 2026, the Company reported a net loss of $454,901 or ($0.01) per share (net loss of $466,266 from continuing operations) against revenues of $1,756,751 compared to net profit of $182,851 ($0.00 per share) against revenues of $2,808,144 during the three months ended September 30, 2025. For the nine months ended September 30, 2026, the Company reported a net loss of $1,212,859 or ($0.02) per share (net loss of $1,224,192 from continuing operations) against revenues of $5,751,306 compared to net profit of $667,313 ($0.01 per share) against revenues of $8,609,426 during the nine months ended September 30, 2025.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

Gross profit margin returns were $531,995 (30% of revenues) for the three months ended September 30, 2026 compared to $1,166,259 (42% of revenues) during the same period last year. For the nine months ended September 30, 2026, gross profit was $1,909,624 (33% of revenues) compared to $3,651,459 (42% of revenues) in the same period last year. Gross profit was lower reflecting the reduced customer order volume against a substantially fixed cost base; the Company nonetheless sustained a nine-month gross margin of 33%.

For the three months ended September 30, 2026, the Company reported expenses of $993,609 on revenue of $1,756,751, compared with expenses of $1,012,730 on revenue of $2,808,144 for the same period in the prior year, a decrease of 2%. Excluding foreign exchange loss (gain) and non-cash share-based expense, expenses were $954,240 (Q3 2025 - $1,038,708), a decrease of 8%, and were also below the second quarter of 2026 on the same basis (excluding foreign exchange and non-cash share-based expense, $1,011,380) and the first quarter of 2026 (approximately $1,096,000), representing a third consecutive quarterly decline. For the nine months ended September 30, 2026, expenses were $3,125,268 compared to $2,932,689 for the same period in the prior year. The year-over-year increase was primarily attributable to a lower foreign exchange gain ($42,267 compared to $226,114) and to non-cash share-based compensation of $105,645 (2025 - $Nil), comprising $80,000 arising from the grant of 800,000 immediately vesting restricted share units settled through the issuance of common shares and $25,645 arising from the stock options granted on July 1, 2026. The majority of the restricted share units were issued in satisfaction of consulting, severance and compensation obligations, which were settled in equity rather than cash, conserving the Company's cash resources. Excluding foreign exchange and share-based expense, nine-month expenses were $3,061,890 compared to $3,158,803 in the prior year, a decrease of 3%. Management continues to focus on examining all expenditures with the intention of eliminating nonessential costs.

On July 1, 2026, the Company granted 4,500,000 stock options to its directors and officers (3,000,000 to officers and 1,500,000 to independent directors) at an exercise price of C$0.15 per common share, expiring on July 1, 2031. The options vest on the later of (i) the first anniversary of the grant date, subject to continued service, and (ii) the date on which the 30-trading-day volume weighted average price of the Company's common shares on the Toronto Stock Exchange equals or exceeds C$0.30. The grant date fair value of US$186,526 (C$0.0589 per option, determined using a Monte Carlo simulation model) is recognized on a straight-line basis over the expected vesting period of 1.83 years, resulting in non-cash share-based expense of $25,645 for the three months ended September 30, 2026. The expense is non-cash, has no effect on the Company's cash resources or total shareholders' equity, and is excluded from Adjusted EBITDA. The expense is not reversed if the share price condition is not achieved, provided that the service condition is satisfied.

Management continues to administer the Company's rail operations, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, engineering, sales and production operations. For the three months ended September 30, 2026, the Company recorded office and administrative costs of $496,425 (2025: $463,036), consulting and filing fees of $8,474 (2025: $8,240) and management fees of $207,418 (2025: $198,000). Research, travel and marketing expenses for the quarter were $57,793, $22,056 and $91,631, respectively (2025: $68,241, $29,945 and $92,854), each lower than in the prior-year quarter. For the nine months ended September 30, 2026, office and administrative costs were $1,404,510 (2025: $1,458,683), consulting and filing fees were $174,933 (2025: $95,132) and management fees were $595,077 (2025: $593,000).

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $67,992 for the three months ended September 30, 2026 (2025 - $174,651) and $328,283 for the nine months ended September 30, 2026 (2025 - $430,512), reflecting the completion of the elevated FY2025 audit and disclosure cycle. These costs include ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of the Toronto Stock Exchange that involves the complexities of regulatory documentation and disclosures via an Annual Information Form ("AIF") and the Securities Exchange Commission 20-F submission.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

The Company's functional currency is US dollars although Kelso also holds various assets in Canadian dollars. During the three months ended September 30, 2026, the Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a net foreign exchange loss of $13,724 for the quarter (2025 - gain of $25,978) and a net foreign exchange gain of $42,267 for the nine months ended September 30, 2026 (2025 - gain of $226,114). While movements in foreign exchange rates benefited the results for the nine months ended September 30, 2026, such impacts are inherently volatile and may vary significantly from period to period. Adverse movements in exchange rates could result in material foreign exchange losses in future periods.

DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company ceased operations of its KXI HD control system (within its wholly-owned subsidiary, KIQ X Industries ("KIQ X"). Management determined the operations of KIQ X to have met the definition of discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Consequently, the operations of KIQ X have been classified separately from the Company's continuing operations to show a loss from discontinued operations as a single line in the consolidated statements of operations and comprehensive income loss.

As a result of ceasing operations within KIQ X, indicators of impairment existed leading to a test of the recoverable amount of the KIQ X cash-generating unit, which consists of equipment, prototypes and intangible assets. A value-in-use calculation is not applicable as the Company does not have any expected cash flows from using the assets at this stage. In estimating the fair value less costs of disposal, management estimated a recoverable amount of $NIL representing no pending sale transactions as at September 30, 2026 and December 31, 2025. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy. There were no instruments transferred in or out of Level 3 during the period ending September 30, 2026 and fiscal year ended December 31, 2025

For the three and nine months ended September 30, 2026 and 2025 the income (loss) from discontinued operations relate to the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025

Expenses
Consulting and filing fees	-	-	-	2,500
Accounting and legal	-	-	-	18,125
Office and administration	-	-	-	22,259
Foreign exchange loss (gain)	-	-	-	25,574
Amortization	2,885	19,865	42,614	61,705

Loss before the following	(2,885)	(19,865)	(42,614)	(130,163)
Sale of Property Plant & Equipment	-	15,597	-	34,670
Gain on sublease of ROU asset lease	14,250	-	53,947	-

Net Loss from Discontinued Operations	11,365	(4,268)	11,333	(95,493)

Cash flows
Operating activities	14,250	15,597	53,947	(204,781)
Investing activities	-	-	-	114,269
Financing activities	(14,250)	(15,597)	(53,947)	(11,764)
Cash flows used in discontinued operations	-	-	-	(102,276)

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. Management reviews the Company's estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment. Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model or, for awards with market-based vesting conditions, a Monte Carlo simulation model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options. For stock options with a market-based vesting condition, the key assumptions also include the probability and expected timing of achieving the share price target, which determine the expected vesting period over which the expense is recognized.

Restricted and deferred share units are measured using the fair value of the shares on the grant date.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. As at September 30, 2026, the Company has not made an allowance for credit losses.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2026 the Company had cash on deposit in the amount of $81,974, accounts receivable of $698,399, prepaid expenses of $91,643 and inventory of $2,197,847 compared to cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 as at December 31, 2025. Accounts payable and accrued liabilities were $998,367 compared to $628,002 at December 31, 2025. The Company had income tax payable of $16,104 at September 30, 2026 compared to $92,104 at December 31, 2025. Cash decreased by $317,401 during the nine months ended September 30, 2026, reflecting net cash used in operating activities of $805,721, partially offset by $500,000 of advances on the line of credit.

The working capital position of the Company as at September 30, 2026 was $1,536,394 (a working capital ratio of 2.0 to 1) compared to $2,541,625 as at December 31, 2025. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,102,680 as at September 30, 2026 compared to $5,469,476 as at December 31, 2025. Net assets of the Company were $3,569,211 as at September 30, 2026 compared to $4,676,425 as at December 31, 2025.

As at September 30, 2026, $500,000 was drawn on the line of credit and $500,000 remained available. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At September 30, 2026, the WSJ Prime Rate was 7.00%. The line of credit is secured by a general security agreement over the Company's assets.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

SELECTED QUARTERLY INFORMATION
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025
Revenues	$1,756,751	$2,245,498	$1,749,058	$2,174,664
Gross Profit	$531,995	$725,897	$651,733	$781,285
Expenses including non-cash items	$993,609	$1,052,028	$1,079,633	$1,056,365
Net income (loss) for the quarter	($454,901)	($326,972)	($430,987)	($219,917)
Net Profit (Loss) from Discontinued ops	$11,365	$3,885	($3,917)	($4,267)
Basic earnings (loss) per share	($0.01)	($0.01)	($0.01)	($0.00)
Adjusted EBITDA (loss)	($411,351)	($274,190)	($439,138)	($263,879)
Common shares outstanding	56,100,085	56,100,085	55,300,085	55,300,085

	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Revenues	$2,808,144	$2,643,208	$3,158,074	$2,613,554
Gross Profit	$1,166,259	$1,075,446	$1,409,754	$1,110,836
Expenses including non-cash items	$1,012,730	$1,015,187	$904,772	$4,124,954
Net income (loss) for the quarter	$182,851	$72,125	$412,337	($3,014,118)
Net Profit (Loss) from Discontinued ops	($4,268)	$1,420	($92,645)	($1,778,364)
Basic earnings (loss) per share	$0.00	$0.00	$0.01	($0.05)
Adjusted EBITDA (loss)	$218,880	($19,451)	$412,172	($820,351)
Common shares outstanding	55,160,086	55,160,086	55,160,086	55,160,086

SELECTED ANNUAL INFORMATION
		2025	2024	2023
Revenues		$10,784,090	$10,680,468	$10,819,916
Cost of goods sold		$6,351,346	$5,986,836	$6,237,469
Gross profit		$4,432,744	$4,693,632	$4,582,447
Expenses including non cash items		$3,989,053	$9,315,929	$6,684,333
Gains (losses) on other items		$36,907	($1,752,162)	($635,135)
Income tax expense		($66,559)	$236,453	$170,475
Net income (Loss) for the year		$447,397	($4,622,297)	($2,101,886)
Net Loss from Discontinued ops		($99,760)	($2,969,442)	($1,983,789)
Avg Number of common shares outstanding		55,183,419	54,551,139	54,443,422
Basic and diluted Loss per common share - continuing operations		$0.01	($0.03)	($0.00)
Basic and diluted Loss per common share - discontinued operations		($0.00)	($0.05)	($0.04)
Adjusted EBITDA (Loss)		$347,723	($1,249,326)	($845,487)
Cash		$399,375	$153,147	$1,433,838
Working capital		$2,541,625	$2,125,386	$5,026,580
Total assets		$5,469,476	$6,570,345	$9,703,271
Shareholders' equity		$4,676,425	$4,229,030	$8,720,248

FY2024 and FY2023 numbers adjusted for discontinued operations in accordance with International Financial Reporting Standards (IFRS). Refer to Note 16 of the Q3-2026 Financial Statements.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company is currently reviewing new and amended standards issued by the International Accounting Standards Board ("IASB") that are not yet effective and is assessing the potential impact of adopting these standards on the Company's consolidated financial statements. The Company has not yet determined the extent of the impact, if any.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $81,974 (2025 - $399,375).

The Company considers its cash deposits to present low credit risk. The majority of cash balances are held with regulated financial institutions whose deposits are eligible for coverage under the Federal Deposit Insurance Corporation ("FDIC") in the United States and the Canada Deposit Insurance Corporation ("CDIC") in Canada. As the Company's total cash balance of $81,974 is within the standard coverage limits of both schemes, substantially all of the cash balance is expected to be protected under applicable deposit insurance, significantly mitigating the Company's exposure to credit loss on cash.

With respect to its accounts receivable, the Company assesses the credit ratings of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to customers' accounts receivable and maximum exposure thereto is $680,503 (Q3:2025 - $815,310). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $319,924 (Q3:2025 - $345,981), Customer B is $3,654 (Q3:2025 - $6,750), Customer C is $22,975 (Q3:2025 - $163,598), and Customer D is $54,350 (Q3:2025 - $47,832).

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At September 30, 2026, the Company has $81,974 (2025 - $399,375) of cash to settle current liabilities of $1,533,469 (2025 - $777,103) consisting of the following: accounts payable and accrued liabilities of $998,367 (2025 - $628,002), bank indebtedness of $500,000 (2025 - $0), income tax payable of $16,104 (2025 - $92,104), the current portion of lease liability of $18,998 (2025 - $56,997), and RSU liability of $0 (2025 - $0). All payables classified as current liabilities are due within a year.  The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $Nil (2025 - $15,948) due within one to three years.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

During the nine months ended September 30, 2026, the Company drew down $500,000 (including $150,000 during the three months ended September 30, 2026) and has $500,000 available on the line of credit. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At September 30, 2026, the WSJ Prime Rate was 7.00%. The line of credit is secured by a general security agreement over the Company's assets.

(c) Market risk:

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the Company's fair value or future cash flows may fluctuate as a result of changes in market interest rates. As at September 30, 2026 and December 31, 2025, the Company is not exposed to significant interest rate risk. The Company's exposure is limited to its line of credit, which bears interest at a variable rate based on the WSJ Prime Rate, as described above. Management does not believe that fluctuations in interest rates would have a material impact on the Company's financial position or results of operations.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2026 and December 31, 2025, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	September 30,	December 31,
	2026	2025
Cash	$15,245	$8,607
Accounts receivable	3,086	7,320
Accounts payable and accrued liabilities	(26,760)	(72,945)
	$(8,429)	$(57,018)

Based on the above, assuming all other variables remain constant, a ~9% (2025 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $759 (2025 - $5,132) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income loss. While movements in foreign exchange rates benefited the results for the nine months ended September 30, 2026, such impacts are inherently volatile and may vary significantly from period to period. Adverse movements in exchange rates could result in material foreign exchange losses in future periods.

(d) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity. The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met. There were no changes to the Company's approach to capital management during the three months ended September 30, 2026. There are no externally-imposed restrictions on the Company's capital.

Management continues to undertake a comprehensive review of the Company's operations and is advancing capital management initiatives designed to optimize cash flow performance and operational efficiency. While the Company remains mindful of working capital requirements in light of cyclical industry conditions, management remains focused on the disciplined execution of the Company's strategic priorities and the pursuit of long-term growth. The Company continues to maintain financial flexibility and may, from time to time, consider a range of financing alternatives in support of its strategic objectives, depending on prevailing market conditions and the Company's capital requirements. The Company's overall capital allocation framework is intended to support the long-term creation of shareholder value through the disciplined deployment of capital across operating, strategic, and shareholder return priorities, as conditions warrant.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. Controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's disclosure controls and procedures (as defined in Regulation 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) as at September 30, 2026 and have concluded that such disclosure controls and procedures were not designed effectively, due to the material weaknesses in internal control over financial reporting described below.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was not effective as of September 30, 2026, due to the material weaknesses. The following are material weaknesses, in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize, and report financial data. Management has identified several material weaknesses in the Company's internal control environment that require remediation.

  IT General Controls("ITGCs"): Our IT general controls for financially relevant systems contain design gaps in key areas, including user access provisioning and deprovisioning, periodic access reviews (including privileged accounts), application change management, and the logging and documentation of certain system activities and disaster recovery procedures. We also did not consistently obtain and assess complementary user entity controls from our service organization SSAE 18 reports. As a result, automated and manual controls within our financial reporting cycles that depend on outputs from these systems cannot be relied upon as effective. The Company also did not have a cybersecurity policy in place during the period, which management is actively addressing.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)
  Information Produced by the Entity ("IPE"): As a direct consequence of the ITGC deficiencies above, reviewers of financial information were unable to independently validate system-generated data used in our reporting processes. This limitation effectively undermined the reliability of key activity-level controls across substantially all financial reporting cycles and the assertions embedded in our consolidated financial statements.
  Financial Close and Reconciliation Controls: Beyond the IT-related issues, management recognizes that account reconciliation and review controls were not consistently performed or maintained at the level required for our financial reporting cycles. Resource constraints within our accounting and finance functions also resulted in insufficient segregation of duties and, in certain instances, delayed our ability to analyze and conclude on the appropriate accounting treatment for specific transactions in a timely manner.

Management is committed to remediating these deficiencies and has begun prioritizing the allocation of resources, process redesign, and policy development necessary to strengthen our control environment.

Management will provide updates on the status of remediation efforts as they progress. Considering these material weaknesses, we performed additional analyses as deemed necessary to ensure that our financial statements were accurately prepared and in accordance with IFRS. No assurance can be provided at this time that the actions and remediation efforts of the Company will effectively remediate the material weaknesses or prevent the occurrence of other significant deficiencies or material weaknesses in the Company's internal controls over financial reporting in the future.

RISKS AND UNCERTAINTIES

The Company's business operations involve several known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward-looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks. The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademarks and patent protections for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Further, there is no assurance that the Company's rail equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products. The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company. These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns. Returns on investment on R&D are always uncertain and cannot be guaranteed. There is a risk that during the processes of R&D development testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

The AAR requires all products to follow a lengthy and quite rigorous approval process and subsequent field service trial before they can be applied to tank cars by customers in the rail industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards or that new products developed by the Company will receive AAR approval.  The Company's new 2" angle valve (K2AV) received full AAR approval in September 2026; however, there is no assurance that the K2AV will achieve commercial acceptance, generate the revenue or market share expected, or that commercial deliveries will commence when anticipated. The Company's failure to obtain AAR approval on new products and maintain AAR certification could have a negative impact on the Company's ability to generate revenue.

"Cost management and operational initiatives may not deliver the anticipated benefits."

The Company has implemented, and may from time to time implement, measures intended to reduce the Company's cost structure and improve operational efficiency. There can be no assurance that such measures will deliver the anticipated benefits, that any benefits will be realized within expected timeframes, or that such measures will not have unintended adverse effects on the Company's operations, workforce, product development activities or ability to respond to a recovery in customer demand. Anticipated cost savings are estimates based on assumptions that may prove incorrect, and actual results may differ materially from those anticipated.

"The Company's evaluation of strategic initiatives may not result in any transaction or anticipated benefit."

The Company evaluates, on an ongoing basis, potential strategic initiatives and business development opportunities, which may include diversification of the Company's product offering, strategic partnerships, joint ventures, acquisitions, divestitures and opportunities for vertical integration. There can be no assurance that any such evaluation will result in a transaction or other outcome, that any initiative pursued will be completed on favorable terms or at all, or that any completed initiative will deliver the anticipated strategic or financial benefits. The evaluation and pursuit of strategic initiatives may divert Management's attention from ongoing operations and may result in the incurrence of expenses regardless of whether any initiative is completed. The Company does not intend to disclose developments with respect to any such evaluation until disclosure is required by applicable securities laws or the policies of the TSX.

"International conflict, trade relations and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, tariffs, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between the US and Iran, Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The recent conflict in the Middle East which escalated significantly in February 2026 has resulted in attacks on commercial vessels, disruption of shipping trade routes and high risk in entering the Strait of Hormuz. The heightened military conflict has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others in response to such conflict may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

"Impact of tariffs and trade measures on the Company's operations and the global economies."

The evolving regulatory landscape including the implementation and modification of tariffs, trade restrictions, and changes in trade agreements globally, together with general uncertainty about future changes in policy (including any new regulations, increased tariff rates, new tariffs or trade restrictions that may be implemented), could adversely affect the Company. On February 20, 2026, the Supreme Court of the United States struck down tariffs previously enacted under the United States International Emergency Economic Powers Act as invalid. However, the full implications of this decision remain uncertain amid rapidly evolving international trade and regulatory developments, including potential governmental responses relating to tariffs, trade agreements, or other trade measures. While discussions regarding global trade policies continue, significant uncertainty remains over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. Potential measures could include, among others, increased tariffs on Canadian energy exports, restrictions on cross-border supply chains, or additional regulatory barriers that could impact the Company's ability to access international markets.

If imposed, restrictive trade measures or countermeasures could have adverse effects on the Company's operations by further disrupting supply chains, increasing costs for raw materials and impacting overall financial performance, in addition to having a material adverse effect on the U.S., Canadian and/or global economies. Tariffs on steel, aluminum, and other industrial materials may increase the cost of equipment, production and manufacturing processes, potentially impacting capital expenditures and operational efficiency. In addition, retaliatory measures or prolonged trade disputes may further increase costs, disrupt supply chains, and introduce regulatory uncertainty. The conditions may also lead to higher operating costs for our customers, as well as tighter operating budgets and more cautious capital spending decisions. While the Company continues to monitor trade policies and adapt its procurement and operational strategies, any prolonged restrictive trade measures could negatively impact margins and overall market conditions.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company has a positive working capital, the Company may, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

"The Company has a limited history of earnings and a history of net losses and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings and has a history of net losses and Adjusted EBITDA losses. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. Further, the Company may continue to incur losses and will have to generate and sustain increased revenues to achieve future profitability. Achieving profitability will require the Company to increase revenues, manage its cost structure, and avoid significant liabilities. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long term. If the Company's efforts are unsuccessful over a prolonged period, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable. Additionally, the Company may encounter unforeseen operating expenses, difficulties, complications, delays, quality problems, and other unknown factors that may result in losses in future periods.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels. While every effort is made to track current and future competitors, new entrants from outside the USA and Canada may be difficult to identify until market entry occurs.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This could have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will be able to mitigate the risk of loss to the Company from cancelled orders in this manner. Cancelled orders are normally subject to a cancellation fee to reduce loss.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is highly dependent upon the success of four major tank car manufacturers as they provide a significant portion of the Company's revenue. The Company does not have any long-term purchase agreements, annual minimum sales requirements or blanket purchase order agreements with customers. Sales are generated on an as needed basis and purchase orders are scheduled according to production availability. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

There is a risk that the Company's products may not perform as well as they have historically, which could result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any of these issues could have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently dual sources all components domestically for all product lines. There is a potential risk from time to time that the Company could face a shortage of parts and raw materials so suppliers are unable to support current or increased customer demand. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

  "The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design, research and develop proprietary products for the rail industry may not successfully transition into other industries. The inability to break into new markets and industries may in the future have a negative impact on the Company. The Company's investment in new product research is written off in the period in which it is incurred to account for the unpredictable nature of research projects.

"The Company may face uninsurable or underinsured risks."

During development and production of rail equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above-listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in general aggregate and $1,000,000 each occurrence, as well as $2,000,000 product-completed operations aggregate. Additionally, the Company maintains umbrella liability insurance for claims up to $4,000,000 in annual aggregate.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials may be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. Considering the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations by adjusting the pricing structure as necessary. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Senior management team of Kelso Technologies Inc. and Kelso Technologies (USA) Inc. If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives join a competitor or form a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company consist of the following amounts:

For the Nine Months Ended	September 30,	September 30,
	2026	2025
Management Compensation	$595,077	$593,000
Directors' fees	$86,250	$95,625
Share Based Compensation	$40,645	-
	$721,972	$688,625

Share-based compensation above includes $25,645 in respect of the 4,500,000 stock options granted on July 1, 2026 to directors and officers (3,000,000 options to officers - $17,097; 1,500,000 options to independent directors - $8,548) (see Note 10(b) to the interim consolidated financial statements).

In addition to the amounts presented above, during the nine months ended September 30, 2026 the Company recognized $65,000 of non-cash share-based compensation (2025 - $Nil) in respect of consulting, severance and bonus obligations owed to the former Chief Executive Officer, which were settled through the issuance of common shares upon the vesting of restricted share units (see Note 10 to the interim consolidated financial statements).

DISCLOSURE OF OUTSTANDING SHARE DATA AS AT SEPTEMBER 30, 2026

1) Common shares issued and outstanding: 56,100,085

2) Share purchase options outstanding: 4,500,000 (exercise price of C$0.15; expiry July 1, 2031; none exercisable)

3) Share purchase warrants outstanding: Nil

4) Restricted share units outstanding: 203,329

5) Stock options and restricted share units as a percentage of common shares outstanding: 8.4% (limit under the Omnibus Equity Incentive Plan: 20%)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

OUTLOOK

The third quarter of fiscal 2026 showed continued progress on the Company's cost structure, with operating expenses before foreign exchange and non-cash share-based expense declining for a third consecutive quarter to $954,240, which is 8% below the third quarter of 2025, while revenue of $1,756,751 reflected the continuing industry-wide slowdown in new tank car builds. Against industry forecasts indicating that North American tank car deliveries will decline by more than 35% in 2026 - to an estimated 6,387 cars from 9,927 in 2025, before recovering to approximately 7,850 cars in 2027 and 10,700 cars in 2028 - management is executing a focused strategy centered on revenue diversification, market share expansion in the repair, retrofit and requalification market, and disciplined cost management.

Operational efficiency and cost discipline remain foundational to Kelso's strategy. The elevated professional and filing fees associated with the FY2025 audit and continuous disclosure cycle have moderated, with accounting and legal fees of $67,992 in the third quarter, 61% below the prior-year quarter. The proactive steps taken by management to reduce the Company's cost structure are reflected in the third quarter results and are expected to continue to benefit the fourth quarter. These measures have been implemented while preserving the engineering and production workforce required to support the anticipated recovery in tank car builds, positioning the Company to scale operating activity efficiently as order flow recovers.

On September 14, 2026, the Company announced that it had received full Association of American Railroads ("AAR") production approval of its new 2" angle valve (K2AV), which completes the Kelso Pressure Car Kit (KPCK), and the commercial launch of the K2AV is the Company's principal operational priority for the remainder of fiscal 2026, with commercial deliveries expected to commence soon. Management believes the approval should positively impact the Company's revenue beginning in fiscal 2027. The Company is currently working with the AAR toward a teardown of its Bottom Outlet Valve, which remains in service trials and, subject to a satisfactory teardown, is expected to receive final AAR approval in 2026. The Angle Valve approval, together with the anticipated Bottom Outlet Valve approval, is expected to unlock new revenue streams in the pressure and general tank car market and strengthen the Company's ability to offer comprehensive product packages to its customer base. The Company's fully domestic production and supply chain in Bonham, Texas continues to insulate operations from tariff-related uncertainty and positions Kelso favorably with customers prioritizing reliable North American sourcing.

Beyond its operational agenda, management continues to evaluate opportunities to unlock value across the business - including diversification of the Company's product offering, new strategic partnerships, and potential vertical integration - and will provide updates to shareholders as and when such initiatives are successfully concluded.

SUMMARY

Kelso Technologies Inc. is navigating a cyclical industry downturn in fiscal 2026 from a foundation of demonstrated operational improvement, disciplined cost management, and a clear diversification strategy - and the third quarter delivered measurable progress on the cost side, with operating expenses before foreign exchange and non-cash share-based expense declining for a third consecutive quarter and moderating professional costs. While year-over-year revenue and gross profit continue to reflect the reduced industry-wide pace of new tank car builds, the Company's straightforward capital structure (stock options and restricted share units together represent 8.4% of the common shares outstanding) and settled leadership team position Kelso to execute on its strategic priorities through the balance of the year. The cost reductions achieved to date are expected to continue to support results as the Company pursues opportunities to unlock value across the business, on which it will provide updates as developments warrant. The Company's proactive measures - approval of the Angle Valve in September 2026 and the advancement of the Bottom Outlet Valve approval processes, expansion in the repair, retrofit and requalification market, and exploration of adjacent markets and vertical integration opportunities - are aligned with the anticipated cyclical recovery in new tank car builds commencing in 2027 and 2028.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2026 (Expressed in US Dollars unless otherwise indicated)

With a strong asset base, no term debt obligations, fully domestic production and sourcing, and a renewed focus on innovation and operational execution, Kelso remains well positioned to capitalize on the industry recovery and rising demand for advanced valve technologies, with a view to driving sustainable profitability and shareholder value over the longer term.

Kelso Technologies Inc.

Jesse Crews,

Chief Executive Officer